Country Style Cooking Restaurant Chain Reports Third Quarter 2012 Financial Results

3Q12 Revenues up 12.6% YoY to RMB327.0 Million

3Q12 Net Income up 117.4% YoY to RMB31.9 Million

3Q12 Adjusted Net Income (non-GAAP) up 95.2% YoY to RMB35.6 Million

Chongqing, China, November 12, 2012 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the third quarter of 2012.

Third Quarter 2012 Financial Highlights

•	Revenues in the third quarter of 2012 were RMB327.0 million ($52.0 million), an increase of 12.6% from RMB290.3 million in the same quarter of 2011.
•	Comparable restaurant sales decreased by 5.3% from the same quarter of 2011. There were 146 restaurants in the comparison.
•	Restaurant level operating margin was 19.5%, an increase of 110 basis points from the same quarter of 2011.
•	Net income for the third quarter of 2012 was RMB31.9 million ($5.1 million), an increase of 117.4% from RMB14.7 million in the same quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB35.6 million ($5.7 million), an increase of 95.2% from RMB18.2 million in the same quarter of 2011.
•	Diluted net income per American depositary share (“ADS”) was RMB1.22 ($0.19). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB1.36 ($0.22). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net of 21 in the third quarter of 2012 to 238 restaurants as of September 30, 2012, covering 27 cities and up from 186 restaurants as of September 30, 2011.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to report healthy revenue growth and net income increase for the third quarter of 2012. Our operating margin continued to improve and showed both annual and sequential increases in the third quarter. During the period, we accelerated network expansion and added a net of 21 new restaurants. We expect to achieve our annual restaurant growth targets.”

Ms. Hong Li continued, “Throughout the third quarter, we carried out a trial run of 15 quick service, canteen-style restaurants under the Chinese brand name ‘Dami Xiansheng’ (which means ‘Mr. Rice’ in English). We located the Mr. Rice restaurants near large office buildings and in industrial parks in Chongqing and three other markets. The trial results have been encouraging, with customers offering positive remarks about the restaurant’s friendly atmosphere and wide range of cuisine options. We believe that the Mr. Rice brand might offer a promising new stream of revenues for the Country Style Cooking restaurant network.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “I am encouraged by the results of our cost control measures and increased operational profitability during the quarter, especially in today’s inflationary environment. During our peak season, we succeeded in building customer traffic in order to create a stronger revenue base going forward. We are happy to have achieved record-high revenue in the third quarter but also want to see greater improvement with same store sales growth. Our efforts to boost same store sales performance include new initiatives covering brand enhancement, mobile-phone apps to facilitate orders and deliveries, and plans for a prepaid card program. ”

Third Quarter 2012 Financial Performances

Revenues in the third quarter of 2012 increased by 12.6% to RMB327.0 million ($52.0 million) from RMB290.3 million in the same quarter of 2011. Revenue growth was primarily supported by the Company’s expanding restaurant network. During the third quarter of 2012, Country Style Cooking added a net of 21 restaurants, bringing the total restaurant count to 238 as of September 30, 2012, compared to its total restaurant count of 186 as of September 30, 2011. Comparable restaurant sales decreased by 5.3% compared with the same quarter of 2011. There were 146 restaurants in the comparison.

Costs of food and paper increased by 10.8% to RMB144.3 million ($23.0 million) in the third quarter of 2012 from RMB130.2 million in the same quarter of 2011, primarily as a result of restaurant expansion and, to a lesser degree, increased food costs. As a percentage of revenues, cost of food and paper decreased to 44.1% in the third quarter of 2012 from 44.9% in the same quarter of 2011. Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current means of data presentation. For details, please refer to note 1 in the Company’s Condensed Consolidated Statements of Income.

Restaurant wages and related expenses increased by 13.3% to RMB56.9 million ($9.1 million) in the third quarter of 2012 from RMB50.2 million in the same quarter of 2011. The increase was attributable to increased wage levels. As a percentage of revenues, restaurant wages and related expenses increased slightly to 17.4% in the third quarter of 2012 from 17.3% in the same quarter of 2011.

Restaurant rent expenses increased by 17.9% to RMB30.3 million ($4.8 million) in the third quarter of 2012 from RMB25.7 million in the same quarter of 2011. As with other expense categories, the increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 9.3% in the third quarter of 2012 from 8.9% in the third quarter of 2011.

Restaurant utility expenses increased by 4.4% to RMB19.6 million ($3.1 million) in the third quarter of 2012 from RMB18.8 million in the same quarter of 2011. As a percentage of revenues, restaurant utility expenses were 6.0% in the third quarter of 2012, slightly down from 6.5% in the third quarter of 2011.

Other restaurant operating expenses increased by 3.5% to RMB12.2 million ($1.9 million) in the third quarter of 2012 from RMB11.8 million in the same quarter of 2011. As a percentage of revenues, other restaurant operating expenses decreased slightly to 3.7% in the third quarter of 2012 from 4.0% in the third quarter of 2011.

Restaurant-level operating margin was 19.5% in the third quarter of 2012, an increase of 110 basis points over the same quarter of 2011. The increase was primarily due to effective cost control measures.

Selling, general and administrative (SG&A) expenses remained consistent at RMB17.2 million ($2.7 million) in the third quarter of 2012, compared to RMB17.2 million in the same quarter of 2011, reflecting a combination of offsetting factors including expanded restaurant network, increased spending on administrative staff cost and effective cost control measures. Share-based compensation expenses included in SG&A was RMB2.6 million ($0.4 million) in the third quarter of 2012, compared to RMB2.8 million in the third quarter of 2011. As a percentage of revenues, SG&A expenses were 5.3% in the third quarter of 2012, slightly down from 5.9% in the third quarter of 2011.

Pre-opening expense for the third quarter of 2012 was RMB3.2 million ($0.5 million), representing a decrease of 40.2% as compared to RMB5.3 million in the same quarter of 2011, primarily because of tighter cost controls as well as fewer new restaurants opened in the third quarter of 2012. As a percentage of revenues, pre-opening expense decreased to 1.0% in the third quarter of 2012 from 1.8% in the same quarter of 2011.

Depreciation expense for the third quarter of 2012 was RMB15.6 million ($2.5 million), representing an increase of 58.2% as compared to RMB9.9 million in the same quarter of 2011, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 4.8% in the third quarter of 2012 from 3.4% in the same quarter of 2011.

Impairment charges were RMB4.0 million ($0.6 million) in the third quarter of 2012, representing costs related to asset impairment with eight underperforming restaurants, two of which the Company plans to close.

Income from operations for the third quarter of 2012 was RMB23.6 million ($3.8 million), representing an increase of 16.0% as compared to RMB20.3 million in the same quarter of 2011.

Interest income for the third quarter of 2012 was RMB5.0 million ($0.8 million), representing a decrease of 11.0% as compared to RMB5.6 million in the same quarter of 2011.

Foreign currency exchange gain for the third quarter of 2012 was RMB0.3 million ($44,000), as compared to a loss of RMB4.1 million in the same quarter of 2011.

Other income for the third quarter of 2012 was RMB12.7 million ($2.0 million) mainly representing government subsidies received, as compared to RMB4.1 million in the same quarter of 2011.

Income tax expense in the third quarter of 2012 was RMB9.7 million ($1.5 million), representing a decrease of 13.7% as compared to RMB11.2 million in the same quarter of 2011. As previously disclosed in the Company’s press release on June 1, 2012, the Company’s subsidiary in Chongqing was granted a preferential tax rate of 15% for the years 2011 to 2020. As a result, the Company’s estimated effective tax rate saw a significant decrease from the same quarter last year.

Net income was RMB31.9 million ($5.1 million), representing an increase of 117.4% from RMB14.7 million in the third quarter of 2011. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB35.6 million ($5.7 million) in the third quarter of 2012, compared to RMB18.2 million in the third quarter of 2011.

Diluted net income per ADS in the third quarter of 2012 was RMB1.22 ($0.19), compared to RMB0.56 in the third quarter of 2011. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB1.36 ($0.22) in the third quarter of 2012, compared to RMB0.68 in the third quarter of 2011. The Company had approximately 26.2 million weighted average diluted ADSs outstanding during the quarter ended September 30, 2012.

EBITDA (non-GAAP), defined as net income before interest, income tax (benefit)/expense, depreciation and amortization, was RMB52.2 million ($8.3 million) in the third quarter of 2012, compared to RMB30.2 million from the same quarter of 2011. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain/loss, other income, impairment charges and share-based compensation expenses, was RMB46.9 million ($7.5 million) in the third quarter of 2012, compared to RMB34.6 million in the same quarter of 2011.

As of September 30, 2012, the Company had cash, cash equivalents and short-term investments of RMB547.4 million ($87.1 million), compared to RMB517.5 million as of December 31, 2011.

Net cash provided by operating activities was RMB145.8 million ($23.2 million) for the nine months ended September 30, 2012, up from RMB68.9 million in the same period of 2011.

Outlook

For the fourth quarter of 2012, the Company currently estimates that its revenues will be between RMB300 million ($47.7 million) and RMB310million ($49.3million), representing year-over-year growth of between approximately 10% and 14%.

For the full year of 2012, the Company expects revenues in the range of RMB1,192 million ($190 million) to RMB1,202 million ($191 million), representing year-over-year growth of between approximately 17% and 18%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison (ii) restaurants that were closed for more than 5% of total days in any period under comparison and (iii) restaurants that were operated under different business style in the comparison period.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2848 to US$1.00 on September 28, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on November 12, 2012, which is 8:30 am, Beijing Time on November 13, 2012, to discuss third quarter 2012 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-718-354-1231
International:	+65-6723-9381
Hong Kong:	+800-930-346
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	55766966

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, impairment charges and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2012 and the full year of 2012, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of September 30,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	327,546	337,350	53,677
Short-term investments	190,000	210,000	33,414
Due from related parties	100	240	38
Inventories	48,442	36,539	5,814
Prepaid rent	10,674	14,349	2,283
Prepaid expenses and other current assets	15,078	18,280	2,909
Deferred income taxes-current	3,216	2,071	330
Total current assets	595,056	618,829	98,465
Property and equipment, net	298,125	366,395	58,299
Goodwill	6,019	6,019	958
Deferred income taxes - non current	4,879	3,957	630
Deposits for leases	16,695	17,367	2,763
Total assets	920,774	1,012,567	161,115

Current liabilities:
Accounts payable	43,702	51,318	8,165
Deferred revenue	4,303	3,667	583
Due to related parties	-	21	3
Accrued payroll	22,764	24,458	3,892
Income taxes payable	17,554	6,092	969
Other current liabilities	34,778	41,578	6,619
Total current liabilities	123,101	127,134	20,231
Deferred rent - non current	15,610	21,566	3,431
Prepaid subscription	391	218	35
Advanced receipts from depositary bank	3,768	3,428	545
Total liabilities	142,870	152,346	24,242

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 103,844,239 and 104,317,980 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	741	744	118
Additional paid-in capital	702,995	716,095	113,941
Retained earnings	82,432	151,426	24,094
Accumulated other comprehensive loss	(8,264)	(8,044)	(1,280)
Total equity	777,904	860,221	136,873

Total liabilities and equity	920,774	1,012,567	161,115

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended September 30,
	2011		2012
	RMB	%	RMB	%	US$

Revenue - restaurant sales	290,289	100.0	327,004	100.0	52,031
Costs and expenses:
Restaurant expenses:
Food and paper[1]	130,230	44.9	144,347	44.1	22,968
Restaurant wages and related expenses[1,2]	50,204	17.3	56,880	17.4	9,050
Restaurant rent expense	25,744	8.9	30,348	9.3	4,829
Restaurant utilities expense	18,826	6.5	19,648	6.0	3,126
Other restaurant operating expenses[1]	11,775	4.0	12,192	3.7	1,940
Selling, general and administrative expenses[2]	17,172	5.9	17,219	5.3	2,740
Pre-opening expenses	5,275	1.8	3,155	1.0	502
Depreciation	9,862	3.4	15,598	4.8	2,482
Impairment charges	870	0.3	4,038	1.2	643
Total operating expenses	269,958	93.0	303,425	92.8	48,280

Income from operations	20,331	7.0	23,579	7.2	3,751

Interest income	5,595	1.9	4,978	1.5	792
Foreign exchange gain/(loss)	(4,105)	(1.4)	274	0.1	44
Other income	4,081	1.4	12,736	3.9	2,026
Income before income taxes	25,902	8.9	41,567	12.7	6,613

Income tax expense	11,242	3.9	9,698	3.0	1,543
Net income	14,660	5.0	31,869	9.7	5,070

Basic net income per share	0.14		0.31		0.05
Diluted net income per share	0.14		0.30		0.05
Basic net income per ADS	0.56		1.22		0.19
Diluted net income per ADS	0.56		1.22		0.19
Basic weighted average ordinary shares outstanding	103,640,620		104,290,645		104,290,645
Diluted weighted average ordinary shares outstanding	105,462,012		104,677,531		104,677,531

1  Since the first quarter of 2012, restaurant staff catering and welfare expenses have been reclassified from food and paper and other restaurant operating expense to the category of restaurant wages and related expenses. Prior period numbers have been reclassified accordingly to conform with the current presentation.

2  Includes share-based compensation expenses of RMB3.6 million and RMB3.7million ($0.6 million) for the three months ended September 30, 2011 and 2012, respectively.

Condensed Statements of Consolidated Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended September 30,
	2011	2012
	RMB	RMB	US$

Net income	14,660	31,869	5,070
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(417)	89	14
Comprehensive income	14,243	31,958	5,084

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the nine months ended September 30,
	2011	2012
	RMB	RMB	US$
Operating activities:
Net income	11,980	68,994	10,978
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	741	2,145	341
Impairment charges	5,646	7,989	1,271
Depreciation	26,179	43,381	6,903
Deferred income taxes	-	2,067	329
Change in fair value of forward contracts	(310)	-	-
Share based compensation expenses	10,541	12,405	1,974
Changes in operating assets and liabilities:
Due from related parties	(80)	(140)	(22)
Inventories	(21,950)	11,903	1,894
Prepaid rent	(2,382)	(3,675)	(585)
Prepaid expense and other current assets	(1,489)	(3,202)	(509)
Deposits for leases	(4,850)	(672)	(107)
Accounts payable	12,759	7,616	1,212
Deferred revenue	579	(636)	(101)
Due to related parties	(560)	21	3
Accrued payroll	7,889	1,694	270
Income taxes payable	14,865	(11,462)	(1,824)
Deferred rent	4,655	6,213	989
Other liabilities	4,727	1,155	182
Net cash provided by operating activities	68,940	145,796	23,198
Investing activities:
Restaurant and office space capital expenditures	(110,121)	(117,221)	(18,652)
Proceeds from disposal	811	496	79
Purchase of short-term investment	(210,000)	(210,000)	(33,414)
Proceeds from short-term investment	-	190,000	30,232
Net cash used in investing activities	(319,310)	(136,725)	(21,755)
Financing activities:
Proceeds from exercise of employee stock options	2,500	500	80
Offering expenses	(838)	-	-
Net cash provided by financing activities:	1,662	500	80
Effect of exchange rate	(1,345)	233	37
Net increase /(decrease) in cash and cash equivalents	(250,053)	9,804	1,560
Cash and cash equivalents, beginning of period	612,583	327,546	52,117
Cash and cash equivalents, end of period	362,530	337,350	53,677

Supplementary Metrics – Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended September 30,
	2011	2012
	RMB	RMB	US$

Net income	14,660	31,869	5,070
Share-based compensation expenses:
Restaurant wages and related expenses	756	1,114	177
Selling, general and administrative expenses	2,806	2,591	412
Adjusted net income (non-GAAP)	18,222	35,574	5,659

Diluted net income per ADS	0.56	1.22	0.19
Adjusted diluted net income per ADS (non-GAAP)	0.68	1.36	0.22
Diluted weighted average ADSs outstanding	26,365,503	26,169,383	26,169,383

	Three months ended September 30,
	2011	2012
	RMB	RMB	US$

Net income	14,660	31,869	5,070
Income tax expense	11,242	9,698	1,543
Interest income	(5,595)	(4,978)	(792)
Depreciation and amortization	9,862	15,598	2,482
EBITDA (Non-GAAP)	30,169	52,187	8,303

EBITDA (Non-GAAP)	30,169	52,187	8,303
Foreign exchange (gain)/loss	4,105	(274)	(44)
Other income	(4,081)	(12,736)	(2,026)
Impairment charges	870	4,038	643
Share-based compensation expenses
Restaurant wages and related expenses	756	1,114	177
Selling, general and administrative expenses	2,806	2,591	412
Adjusted EBITDA (Non-GAAP)	34,625	46,920	7,465